Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CPI International, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-134520, 333-134521, and 333-163302) on Form S-8 of CPI International, Inc. and subsidiaries (the Company) of our report dated December 10, 2010 with respect to the consolidated balance sheets of the Company as of October 1, 2010 and October 2, 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 1, 2010, and the effectiveness of internal control over financial reporting as of October 1, 2010, which report appears in the October 1, 2010 annual report on Form 10-K/A of CPI International, Inc.

/s/ KPMG LLP

Mountain View, California
December 10, 2010